August 31, 2011

VIA EDGAR

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RICI Linked – PAM Advisors Fund LLC (File No. 000-53647)
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Quarterly Period Ended March 31, 2011

Dear Mr. Woody

Thank you for your comment letter of August 1, 2011 relating to the most recent Annual Report and the first quarter 2011 Quarterly Report of RICI Linked – PAM Advisors Fund LLC (the “Registrant”), amendments to which are being filed today with the Commission.  For your convenience of reference, the Staff’s comments are set forth verbatim below, together with Registrant’s responses thereto.

Form 10-K for the year ended December 31, 2010

Item 9A. Controls and Procedures, page 19

1.
Please revise your filing to include a statement that the principal executive officer and the principal financial officer certifications are applicable to the Company and each Series. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Registrant is amending Item 9A of its Annual Report on Form 10-K for the year ended December 31, 2010 and Part I Item 4 of its Quarterly Report on Form 10-Q for the period ended March 31, 2010 to add the following statement:

The Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer, Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer, Section 1350 Certification of Principal Executive Officer and Section 1350 Certification of Principal Financial Officer, included as Exhibits hereto, are applicable with respect to each Series individually, as well as to the Company as a whole.

Exhibit 13.01

Statements of Operations, page 5

2.	Please tell us how you complied with ASC 946-225, or tell us how you determined it is appropriate to net ‘Brokerage commissions’ with your ‘Realized and unrealized gains (losses) on investments.

Registrant’s conclusion to appropriately net brokerage commissions with realized and unrealized gain (losses) on investments is based on the following guidance:  The AICPA Audit & Accounting Guide (Investment Companies, updated as of May 1, 2011) provides as follows:  “As explained by FASB ASC 946-225- 45-6 and FASB ASC 946-225-50-2, the statement of operations should disclose net realized gains or losses. Net realized gains or losses resulting from sales or other disposals should be reported net of brokerage commissions. Gains or losses arising from in-kind redemptions should be disclosed. The net realized gains or losses from investments and net realized gains or losses from foreign currency transactions may be reported separately or may be combined.”  (See Section entitled “Net Realized Gain or Loss From Investments and Foreign Currency Transactions 7.115 Net realized gain or loss from investments.”)

Form 10-Q for the quarterly period ended March 31, 2011

Exhibits 31.1 and 31.2

3.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” from the introductory section of paragraph 4 and you have removed the phrase “the end of” from paragraph 4(c). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 contains the phrase quoted above.  Registrant’s certifications included with the Amendments to its Annual Report for fiscal year 2010 and Quarterly Report for the first quarter of 2011, filed herewith, have been revised to include the missing language.

_____________________________________

Registrant acknowledges the following with respect to each filing made today in connection with this correspondence:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Allen Goodman Chief Financial Officer Price Asset Management, Inc. Managing Member of Registrant